January 19, 2016

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Viña Concha y Toro S.A.
Form 20-F for Fiscal Year Ended December 31, 2014
Filed May 15, 2015
File No. 001-13358

Dear Ms. Jenkins,

On behalf of Viña Concha y Toro S.A. (“Concha y Toro”, “we” or the “Company”), we transmit for your review this letter with the Company’s responses the Securities and Exchange Commission (the “Commission”) Staff comments, received in the letter dated December 22, 2015 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F for Fiscal Year ended December 31, 2014 (the “2014 Form 20-F”) and filed with the Commission on May 15, 2015. This letter is keyed to the headings and comment numbers contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and followed by the Company’s response.

Controls and Procedures, page 105

1.	We note the disclosures under subsections (a) and (b) under this heading refer to management’s evaluations and conclusions of the effectiveness of disclosure controls and procedures and internal control over financial reporting as of and for the year December 31, 2013. In your response please confirm, if true, that company’s management performed the annual assessments as of the end of the period covered by this report, December 31, 2014 Please also provide us with the revised disclosures, with the applicable period, that includes the following:

•	the evaluations and conclusions of the principal executive and principal financial officers, regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report, as prescribed by Item 307 of Regulation S-K; and

•	a report from management on the company’s internal control over financial reporting with the elements prescribed in Item 308(a) of Regulation S-K.
1

The Company respectfully acknowledges the Staff’s comment and confirms that the Company’s management performed the required annual assessments as of December 31, 2014, the end of the period covered by the Company’s 2014 Form 20-F.

The Company also provides the following revised disclosures pursuant to Item 15 of Form 20-F in response to the Staff’s comment:

(a) Disclosure Controls and Procedures. The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2014. Nevertheless, there are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure as of the end of the period covered by this report.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Concha y Toro’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, with the assistance of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992) in Internal Control-Integrated Framework

Based on the evaluation under these criteria, management has concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was effective.

2

Notes to the Consolidated Financial Statements, page F-14 Note 25. Earnings Per Share, page F-101

2.	We note the amount of earnings attributable to the equity holders of the parent for the year ended December 31, 2014 does not agree to the amount presented in the 2014 consolidated statement of income on page F-8 for the same year. Please explain why the amounts are different.

Regarding your consultation, we can indicate the following:

a)	We confirm that the correct figure is the one reported in the consolidated statement of income, page F-8 for ThCh $37,397,592.

b)	In Note 25 “Earnings Per Share” on page F-101 of the 2014 Form 20-F, the version of the note from the consolidated financial statements filed with the Superintendency of Securities and Insurance (SVS) of Chile was retained inadvertently.

c)	This situation arose from an adjustment made in the Company’s consolidated financial statements issued in Chile, following the instruction issued by the Superintendency of SVS which in its Norm # 856 of October 17, 2014, pointed out “Notwithstanding the provisions of the International Accounting Standards No. 12 and their respective interpretations, the differences in assets and liabilities for deferred taxes arising as a direct effect of the increase in the tax rate introduced by the Corporate Income Tax Law # 20,780, shall be accounted for in the respective year against equity. “ In effect, at September 30, 2014, in the financial statements issued in Chile, we recognized exceptionally and only once in Equity under the heading of accumulated gains (losses), a difference for change in the rate of income tax, of ThCh$5,653,899.

d)	The amount recognized for the changes in tax rates in the consolidated statement of income filed with the Securities and Exchange Commission in the 2014 Form 20-F was appropriately recognized in accordance with accounting standards specified in IAS 12.

e)	Regarding the inherent nature of the clerical error, the Company considers this an immaterial error and will correct the note in the 2015 Form 20F. This inaccuracy will also be expressly disclosed in a Note as a “Correction of an Immaterial Error” in the Company’s Form 20-F for the year ended December 31, 2015.

Again, we appreciate your comments and we hope that our responses to your questions are satisfactory.

3

As requested by the Commission in the Comment Letter, I acknowledge, on behalf of the Company, the following:

a)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses to the comments or any other matters, please call at (56-2) 2476-5768.

Sincerely,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.
4